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SEC FILE NUMBER
0-19657

CUSIP NUMBER
872636105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable
PART I — REGISTRANT INFORMATION
TRM Corporation

Full Name of Registrant
N/A

Former Name if Applicable
5208 N.E. 122nd Avenue

Address of Principal Executive Office (Street and Number)
Portland, Oregon 97230-1074

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to meet the filing date for its quarterly report on Form 10-Q for the quarter ended March 31, 2007 without unreasonable effort or expense. The Company requires additional time to file its Form 10-Q in order for the Company to complete the preparation of its financial statements which will be included in the Form 10-Q. In particular, in January 2007, the Company sold four of its business segments accounting for over 45% of its total assets and 55% of its net sales. Additional time is required because of the complexity of determining the proper accounting for issues relating to the business dispositions during the period. The Company is also in the process of engaging a new independent public accountant (which it expects to conclude in the near future), since its present independent public accountant declined to be reappointed after completion of services related to the audit of the Company’s financial statements as of and for the year ended December 31, 2006 and the Form 10-K in which such financial statements will be included. The Company intends to file its quarterly report on Form 10-Q for the quarter ended March 31, 2007 within the time period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended; there can be no assurance that the Company will be able to do so within that time period.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey F. Brotman, President and Chief Executive Officer	(215)	832-0074
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company is still in the process of finalizing its Form 10-K for the fiscal year ended December 31, 2006, which it intends to file in the near future.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended March 31, 2007 will change significantly from the quarter ended March 31, 2006. Although the Company expects to report losses from its operations for the quarter ended March 31, 2007, it expects those losses to be offset by pretax gains of more than $11 million on the sales of its Canadian, United Kingdom and German ATM businesses and its United States photocopy business.

TRM Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By:	/s/ Jeffrey F. Brotman

Jeffrey F. Brotman
President and Chief Executive Officer